VIA EDGAR CORRESP

February 2, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey Gabor and Catherine De Lorenzo

Re:	Freedom Acquisition I Corp.

Preliminary Proxy Statement on Schedule 14A

Filed January 17, 2023

File No. 001-40117

Ladies and Gentlemen:

Pursuant to my discussion with Mr. Jeffrey Gabor of the Division of Corporation Finance on February 1, 2023, Freedom Acquisition I Corp., a Cayman Islands exempted company (the “Company”), is hereby submitting as correspondence marked pages set forth on Exhibit A hereto showing proposed changes to the Company’s Preliminary Proxy Statement on Schedule 14A submitted to the U.S. Securities and Exchange Commission on January 17, 2023 (the “Preliminary Proxy Statement”). These proposed changes are intended to be responsive to the requests made by Mr. Jeffrey Gabor during our call and would be subsequently made in the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company respectfully requests that the Staff review the filed correspondence in advance of the Company filing its Proxy Statement.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (202) 551-1840.

We thank you in advance for your assistance.

Sincerely,

/s/ Brandon Bortner, Esq.

for PAUL HASTINGS LLP

Enclosure

cc:	Adam Gishen, Freedom Acquisition I Corp.

February 2, 2023

EXHIBIT A

Pursuant to our conversation with the Staff, the risk factor disclosure on page 5 of the Preliminary Proxy Statement will be revised in the Definitive Proxy Statement as follows:

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If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial Business Combination and instead liquidate the Company. To mitigate the risk of being deemed to be an investment company for purposes of the Investment Company Act, we may  instruct Continental to liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in a bank deposit account.

As described further above, the SPAC Rule Proposals relate, among other matters, to the circumstances in which SPACs such as the Company could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for a Business Combination no later than 18 months after the effective date of its registration statement for its initial public offering (the “IPO Registration Statement”). The company would then be required to complete its initial Business Combination no later than 24 months after the effective date of the IPO Registration Statement.

The amounts held in the Trust Account are invested in permitted United States “government securities” within the meaning of Section 2(a )(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations. As of September 30, 2022, there was $347,127,888 in investments held in the Trust Account. There is currently some uncertainty concerning the applicability of the Investment Company Act to a SPAC~~, including a company like ours, that anticipates completing its Business Combination within 24 months after the effective date of the IPO Registration Statement. We expect to~~. Regardless of the SPAC Rule Proposals or whether or not we complete our initial Business Combination within 24 months after the effective date of our IPO Registration Statement, ~~of such date. Regardless~~ it is possible that a claim could be made that we have been operating as, and we could be deemed to be, an unregistered investment company. The longer that the funds in the Trust Account are held in U.S.  government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary of the effective date of our IPO Registration Statement, the greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate.

February 2, 2023

Accordingly, we may determine, in our discretion, to instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in a bank deposit account, subject to the terms and conditions of the Trust Agreement. Interest on bank deposit accounts is variable and such accounts currently yield interest of approximately 3.0% per annum, which yield may be materially less than the current investments in connection with the Trust Account.

If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial Business Combination and instead liquidate the Company. Were we to liquidate, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including potential price appreciation of our securities.

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Correspondingly, the disclosure on page 16 of the Preliminary Proxy Statement will be revised in the Definitive Proxy Statement as follows:

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How are the funds in the Trust Account currently being held?

With respect to the regulation of special purpose acquisition companies (“SPACs”) like the Company, ~~(“SPACs”)~~ on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act ~~of 1940, as amended~~, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities.

February 2, 2023

~~With regard to the SEC’s investment company proposals included in the SPAC Rule Proposals, while the funds in the Trust Account were, since the Company’s initial public offering, held only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries, to mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(I)(A) of the Investment Company Act of 1940), on February 25, 2021, the Company instructed Continental Stock Transfer & Trust Company, the trustee managing the Trust Account, to hold all funds in the Trust Account in cash until the earlier of consummation of the Business Combination and liquidation of the Company.~~

There is currently some uncertainty concerning the applicability of the Investment Company Act to a SPAC. Regardless of the SPAC Rule Proposals or whether or not we complete our initial Business Combination within 24 months after the effective date of our IPO Registration Statement, it is possible that a claim could be made that we have been operating as an unregistered investment company. Even prior to the 24-month anniversary of the effective date of our IPO Registration Statement, we may be deemed to be an investment company.

The amounts held in the Trust Account are invested in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds ~~investing solely~~meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations. As of September 30, 2022, there was $347,127,888 in ~~U.S. Treasuries, to mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(I)(A) of the Investment Company Act of 1940), on February 25, 2021, the Company instructed~~investments held in the Trust Account. The longer that the funds in the Trust Account are held in U.S.  government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary of the effective date of our IPO Registration Statement, the greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. Accordingly, we may determine, in our discretion, to instruct Continental ~~Stock Transfer & Trust Company~~, the trustee ~~managing the Trust Account,~~with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in ~~cash~~a bank deposit account ~~until the earlier of consummation of the Business Combination and liquidation of the Company~~, subject to the terms and conditions of the Trust Agreement. Interest on bank deposit accounts is variable and such accounts currently yield interest of approximately 3.0% per annum, which yield may be materially less than the current investments with respect to the Trust Account. See the section entitled “Risk Factors—If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial Business Combination and instead liquidate the Company. To mitigate the risk of being deemed to be an investment company for purposes of the Investment Company Act, we may instruct Continental to liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in a bank deposit account.”

February 2, 2023

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Correspondingly, the disclosure on page 39 of the Preliminary Proxy Statement will be revised in the Definitive Proxy Statement as follows:

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Overview

On March 2, 2021, FACT consummated its initial public offering (“IPO”) of 34,500,000 units, with each unit consisting of one Class A Ordinary Share and one-fourth of one redeemable warrant to purchase one Class A Ordinary Share. Substantially concurrently with the closing of the IPO, the Company completed the private sale of 6,266,667 private placement warrants at a purchase price of $1.50 per private placement warrant to Freedom Acquisition I LLC (the “Sponsor”), generating gross proceeds to us of $9.4 million. Following the closing of the Company’s IPO, an aggregate of $345.0 million ($10.00 per unit) of the net proceeds from its IPO and the sale of the private placement warrants were placed in a trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company (“Continental”) acting as trustee. Our Charter provides for the return of the IPO proceeds held in the Trust Account to the holders of public shares if we do not complete our initial business combination by March 2, 2023. The amounts held in the Trust Account are invested in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations. As of September 30, 2022, there was $347,127,888 in investments held in the Trust Account and approximately $169,558 of cash held outside the Trust Account. To mitigate the risk of being deemed to be an investment company for purposes of the Investment Company Act, we may determine, in our discretion, to instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the Trust Account in a bank deposit account, subject to the terms and conditions of the Trust Agreement. See the section entitled “Risk Factors—If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial Business Combination and instead liquidate the Company. To mitigate the risk of being deemed to be an investment company for purposes of the Investment Company Act, we may instruct Continental to liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in a bank deposit account.”